Exhbit (k)(1)

ADMINISTRATION AGREEMENT

BY AND BETWEEN

UBS FUND ADVISOR, L.L.C.

AND

UBS ENSO FUND

THIS ADMINISTRATION AGREEMENT (the "Agreement") is made as of this ___ day of ______________ 2008, by and between UBS Fund Advisor, L.L.C. ("UBSAdmin") and UBS Enso Fund (the "Fund").

WHEREAS, UBSAdmin is in the business of providing, and the Fund wishes UBSAdmin to provide, certain administrative services;

NOW THEREFORE, in consideration of the terms and conditions herein contained, the parties agree as follows:

1.	Appointment of UBSAdmin.

(a)       The Fund hereby appoints, and UBSAdmin hereby accepts appointment, to serve as the Fund's administration company in respect of the services set forth herein. In such capacity, UBSAdmin agrees to provide certain administrative (but not investment management) services to the Fund. These services shall include:

(i)	the provision of office space, telephone and utilities;
(ii)	the provision of administrative and secretarial, clerical and other personnel as necessary to provide the services required to be provided under this Agreement;
(iii)	the general supervision of the entities which are retained by the Fund to provide administrative services and custody services to the Fund;
(iv)	the handling of shareholder inquiries regarding the Fund and providing shareholders with information concerning their investment in the Fund and capital account balances;
(v)	monitoring relations and communications between shareholders and the Fund;
(vi)	overseeing the drafting and updating of disclosure documents relating to the Fund and assisting in the distribution of all offering materials to shareholders;

(vii)	maintaining and updating shareholder information, such as change of address and employment;
(viii)	overseeing the distribution and acceptance of shareholder applications and confirming the receipt of such applications and funds;
(ix)	issuing instruments certifying shareholder ownership of shares in the Fund;
(x)	coordinating and organizing meetings of the Fund's board of trustees (the "Board" and its members, the "Trustees");
(xi)	preparing materials and reports for use in connection with meetings of the Board;
(xii)	preparing and filing any required tax or information returns; and
(xiii)	reviewing and approving all regulatory filings required under applicable law.

(b)       All other services to be performed, and expenses related thereto, in the operation of the Fund shall be borne by the Fund.

(c)       Notwithstanding the appointment of UBSAdmin to provide services hereunder, the Board shall remain responsible for supervising and controlling the management, business and affairs of the Fund.

2.	UBSAdmin Fee; Reimbursement of Expenses.

(a)       In consideration for the provision by UBSAdmin of its services hereunder, the Fund will pay UBSAdmin a fee at the annual rate of 0.50% of the Fund's &#65533;net assets&#65533; (the "Fee"). The Fee will be paid to UBSAdmin at such times as the Adviser, on behalf of the Fund, shall determine in its sole discretion, but generally is expected to be paid monthly. "Net assets" shall equal the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund calculated before giving effect to any repurchase of shares.

(b)       The Fee will be computed based on the net assets of the Fund as of the start of business on the first business day of the period to which the Fee relates, and will be payable in arrears. The Fee will be appropriately pro-rated based on the number of days in such period.

(c)       UBSAdmin is responsible for all costs and expenses associated with the provision of its services hereunder. The Fund shall pay all other expenses associated with the conduct of its business, including the costs and expenses of holding any meetings of the Board that are regularly scheduled, permitted or required to be held under the terms of the Fund's agreement and declaration of trust, the Investment Company Act of 1940, as amended (the "1940 Act"), or other applicable law, and the fees and disbursements of any attorneys engaged on behalf of the Fund.

3.          Liability. UBSAdmin will not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund or its shareholders in connection with the performance of its duties under this Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on UBSAdmin's part (or on the part of an officer or employee of UBSAdmin) in the performance of its duties hereunder or reckless disregard by it of its duties under this Agreement.

4.          Effective Date and Termination. This Agreement shall become effective as of the date of its execution by the parties hereto, and shall remain in effect for an initial term of two years from the date of its effectiveness. This Agreement may be continued in effect from year to year thereafter provided that each such continuance is approved by the Board, including the vote of a majority of the Trustees who are not "interested persons" of the Fund, as defined by the 1940 Act. This Agreement may be terminated by UBSAdmin, by the Board or by vote of a majority of the outstanding voting securities of the Fund at any time, in each case upon not less than 60 days' prior written notice. This Agreement shall also terminate automatically in the event of its "assignment," as such term is defined by the 1940 Act.

5.          Entire Agreement. This Agreement embodies the entire understanding of the parties. This Agreement cannot be altered, amended, supplemented, or abridged, or any provisions waived, except by written agreement of the parties.

6.          Choice of Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York and the 1940 Act. In the event the laws of New York conflict with the 1940 Act, the applicable provisions of the 1940 Act shall control.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

UBS FUND ADVISOR, L.L.C.
By: _____________________________
Name: Robert F. Aufenanger
Title: Authorized Person
UBS ENSO FUND
By: _____________________________
Name: Robert F. Aufenanger
Title: Authorized Person